82-3470

ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone: 91 33 2889371
Fax: 91 33 2882259/2260/1256

4th October, 2002

The Secretary
The Calcutta Stock Exchange
Association Ltd.
7, Lyons Range
Kolkata 700 001

The Executive Director
The Delhi Stock Exchange
Association Ltd.
DSE House
3/1, Asaf Ali Road
New Delhi 110 002

The Manager Listing
Bangalore Stock
Exchange Ltd.
Stock Exchange Towers
51, 1st Cross, J. C. Road
Bangalore 560 027

The Executive Director
Madras Stock Exchange Ltd.
Exchange Building
11, Second Line Beach
Chennai 600 001

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Hyderabad Stock
Exchange Ltd.
3-6-275, Himayatnagar
Hyderabad 500 029

The Executive Director
The Stock Exchange, Ahmedabad
Kamdhenu Complex
Panjarapole
Ahmedabad 380 015

The Secretary
Cochin Stock Exchange Ltd.
MES Buildings, Dr. P. K.Abdul Gafoor
Memorial Cultural Complex
36/1565, 4th floor, Judges Avenue
Kaloor
Cochin 682 017

The Secretary
Pune Stock Exchange Ltd.
'Shivleela Chambers'
752, Sadashiv Peth
R. B. Kumthekar Marg
Pune 411 030

The Secretary
The Uttar Pradesh Stock
Exchange Association Ltd.
Padam Towers
14/113, Civil Lines
Kanpur 208 001

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Dear Sirs,

<u>Sub : Distribution of Shareholding as on Quarter ended 30th September, 2002</u>

In terms of the requirement of Clause 35 of the Listing Agreement, enclosed please find the Company's Distribution of Shareholding for the quarter ended 30th September, 2002 in the prescribed format.

Further, as required, the above information is also being posted on the Company's website, *www.itcportal.com,* and on the EDIFAR system.

Yours faithfully,
ITC Limited

dlw 11/20

(R. K. Singhi)
Deputy Secretary

Encl. as above

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

ITC Limited

Distribution of Shareholding as on quarter ended 30th September, 2002

	Category	No. of Shares held	Percentage of shareholding
A.	**Promoter's Holding**		
1.	Promoters		
	- Indian Promoters	Nil	Nil
	- Foreign Promoters	Nil	Nil
2.	Persons acting in Concert	Nil	Nil
	Sub-Total	**Nil**	**Nil**
B.	**Non-Promoter's Holding**		
3.	**Institutional Investors**		
a.	Mutual Funds and UTI	3,41,67,313	13.80
b.	Banks, Financial Institutions, Insurance Companies (Central / State Gov. Institutions / Non-Government Institutions)	5,78,11,569	23.36
c.	Foreign Institutional Investors	2,55,10,400	10.31
	Sub-Total	**11,74,89,282**	**47.47**
4.	**Others**		
a.	Private Corporate Bodies	19,91,198	0.80
b.	Indian Public	3,53,04,552	14.26
c.	NRIs / OCBs	17,11,027	0.69
d.	Foreign Companies	8,04,35,870	32.50
e.	Foreign Nationals	17,290	0.01
f.	Depository for shares underlying GDRs	1,05,38,150	4.26
g.	Stock Exchanges	153	0.00
h.	Clearing Member Accounts	24,364	0.01
	Sub-Total	**13,00,22,604**	**52.53**
	GRAND TOTAL	**24,75,11,886**	**100.00**

NOTE 1 : Details of shareholders holding more than 1 percent of the shares of the Company is annexed.

NOTE 2 : Total Foreign Shareholding (including underlying shares issued against GDRs)

No. of shares held	Percentage of shareholding
11,82,12,737	47.76 %

ITC Limited

LIST OF SHAREHOLDERS HOLDING MORE THAN ONE PERCENT OF SHARES OF THE COMPANY AS ON QUARTER ENDED 30TH SEPTEMBER, 2002

SL. NO.	NAME	NO. OF SHARES HELD	PERCENTAGE OF SHAREHOLDING
	INSTITUTIONAL INVESTORS		
	(a) Mutual Funds and UTI,		
1	UNIT TRUST OF INDIA	2,93,85,583	11.87
	(b) Banks, Financial Institutions, Insurance Companies (Central/ State Gov. Institutions/ Non-Government Institutions)		
2	LIFE INSURANCE CORPORATION OF INDIA	2,97,59,691	12.02
3	THE NEW INDIA ASSURANCE COMPANY LIMITED	74,46,526	3.01
4	THE ORIENTAL INSURANCE COMPANY LIMITED	61,07,482	2.47
5	GENERAL INSURANCE CORPORATION OF INDIA	57,55,092	2.32
6	NATIONAL INSURANCE COMPANY LIMITED	50,02,494	2.02
7	UNITED INDIA INSURANCE COMPANY LIMITED	28,18,939	1.14
	OTHERS		
	(a) Foreign Companies		
8	TOBACCO MANUFACTURERS INDIA LIMITED	6,61,85,496	26.74
9	MYDDLETON INVESTMENT CO.LTD.	1,08,06,932	4.37
10	ROTHMANS INTERNATIONAL ENTERPRISES LIMITED	34,43,442	1.39
	(b) Depository for shares underlying GDRs		
11	CITIBANK N.A. NEW YORK, NY ADR DEPARTMENT (GDR)	1,05,38,150	4.26

INVESTOR SERVICE CENTRE
ITC Limited
37, J.L.Nehru Road, Kolkata 700 071
Telephone: 91 33 2886426 / 0034
Fax: 91 33 288 2358
Email : itcisc@vsnl.net

ITC Limited

02 OCT 10 AM 10:55

October 4, 2002

The Secretary
The Calcutta Stock Exchange
Association Ltd.
7, Lyons Range
Kolkata 700 001

The Secretary
The Cochin Stock Exchange Ltd.
MES, Dr. P.K. Abdul Gafoor Memorial
Complex, 36/1565, 4th Floor, Judges Avenue
Kaloor, Cochin 682 017

The Secretary
The Stock Exchange, Ahmedabad
Kamdhenu Complex, Panjara Pole
Ahmedabad 380 015

The Secretary
The Delhi Stock Exchange Assn. Ltd.
D.S.E. House
3/1, Asaf Ali Road, New Delhi 110 002

The Secretary
Pune Stock Exchange Ltd.
Shivleela Chambers, 752 Sadashiv Peth
R.B.Kumthekar Marg, Pune 411 030

The Secretary
The Uttar Pradesh Stock Exchange Association Ltd.
Padam Towers, 14/113 Civil Lines
Kanpur 208 001

The Secretary
Bangalore Stock Exchange Ltd.
Stock Exchange Tower
51, 1st Cross, J.C. Road
Bangalore 560 027

The Secretary
Madras Stock Exchange Ltd.
Exchange Building
Exchange Building, 11, Second Line Beach
Chennai 600 001

The Secretary
The Stock Exchange, Mumbai
Phiroze Jeejeebhoy Towers, Dalal Street
Fort, Mumbai 400 001

The Secretary
The Hyderabad Stock Exchange Ltd.
3-6-275 Himayat Nagar
Hyderabad 500 020

The Secretary
The National Stock Exchange of India Ltd.
Exchange Plaza, Bandra-Kurla Complex
Bandra (East), Mumbai 400 051

Dear Sirs,

In terms of the Listing Agreement, please find enclosed a Certificate dated 3rd October, 2002 from M/s. Vinod Kothari & Co., practising Company Secretary, relating to issuance/delivery of Share Certificates lodged with the Company for transfer, subdivision, consolidation and renewal. The said Certificate is for the half year ended 30th September, 2002.

Yours faithfully,
ITC Limited

(Arun Bose)
Asst. Secretary
Encl : A a.

INVESTOR SERVICE CENTRE
ITC Limited
37, J.L.Nehru Road, Kolkata 700 071
Telephone: 91 33 2886426 / 0034
Fax: 91 33 288 2358
Email : itcisc@vsnl.net

ITC Limited

Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Shop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg

VINOD KOTHARI & CO.
Company Secretaries

1012 Krishna, 224 A J C Bose Road
Kolkata - 700 017. India
Phone/fax : 91-33-2811276/2817715/2813742
http://vinodkothari.com
e-mail: *vinod@vinodkothari.com*

<u>TO WHO EVER IT CONCERN</u>

I/We have examined all relevant Books, Registers, Forms, Documents and papers of ITC Limited for the purpose of issuing certificate under sub-clause (c) of Clause 47 of the Listing Agreement with the Stock Exchange and hereby certify that the Company has dispatched, during the half year ended 30th September, 2002.

(a) All certificates of shares within one month of the date of lodgement of a valid and complete transfer (excluding the time period of 30 days given to the transferees for excereising option to dematerialise the shares in terms of the transfer- cum-demat scheme of the depositories), unless the company has been precluded from doing so by an order of a competent authority or a notice issued by the transferor\investor.

(b) All certificates of shares issued on subdivision, consolidation, renewal and exchange of certificate within one month of the date of lodgement of the Company.

Place: Kolkata
Date: 03.10.2002

Signature.
Vinod Kothari & Co.
(Name of Firm)

C P 1391
(C.P. Number)